Exhibit 99.1

NEWS RELEASE

MDA SPACE ANNOUNCES 2026 ANNUAL GENERAL MEETING RESULTS

May 7, 2026 (TORONTO, ON) – MDA Space Ltd. (“MDA Space”) (TSX:MDA; NYSE:MDA) announced today the results of its Annual General Meeting of Shareholders (the “Meeting”) which took place virtually on May 7, 2026. A total of 82,059,296 common shares (representing approximately 59.180% of all issued and outstanding common shares of MDA Space) were represented at the Meeting. The complete voting results for each item of business at the Meeting are presented below.

Election of Directors

The Board of Directors of MDA Space had fixed at seven the number of directors (the “Directors”) to be elected at the Meeting. Following the vote at the Meeting, each of the seven nominees listed in the MDA Space Management Information Circular dated March 30, 2026 was duly elected as a Director of the MDA Space Board of Directors until the close of the next annual meeting of shareholders or until their successor is appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Yaprak Baltacioglu	76,280,937	97.48%	1,972,166	2.52%
Darren Farber	78,068,877	99.77%	184,226	0.24%
Michael Greenley	78,120,897	99.83%	132,206	0.17%
Brendan Paddick	73,979,072	94.54%	4,274,031	5.46%
Jill Smith	71,777,903	91.73%	6,475,200	8.28%
Karl Smith	78,091,125	99.79%	161,978	0.21%
Yung Wu	76,986,313	98.38%	1,266,790	1.62%

Appointment of Auditor

Following the vote at the Meeting, KPMG LLP was appointed as the independent auditor of MDA Space until the close of the next annual meeting of shareholders, and the Directors were authorized to fix the auditor’s remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
81,964,884	99.89%	94,411	0.12%

Advisory Vote on Approach to Compensation

The shareholders approved, on an advisory basis, a resolution on MDA Space’s approach to executive compensation.

Votes For	% Votes For	Votes Against	% Votes Against
73,928,932	94.47%	4,324,171	5.53%

ABOUT MDA SPACE

Building the space between proven and possible, MDA Space (TSX:MDA; NYSE:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission – bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we’ll take you there. For more information, visit www.mda.space.

MEDIA CONTACT

Amy MacLeod

Vice President, Corporate Communications 613-796-6937

amy.macleod@mda.space

INVESTOR CONTACT

Jim Floros

Vice President, Investor Relations

289-914-0209

jim.floros@mda.space